

Mail Stop 3561

January 15, 2010

Sardar Biglari
Chief Executive Officer
The Steak n Shake Company
36 S. Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204

> **Re:** **The Steak n Shake Company**
> **Amendment No. 1 to**
> **Schedule 13E-3 relating to Western Sizzlin Corporation**
> **Filed December 28, 2009**
> **File No. 005-54359**
>
> **Amendment No. 1 to**
> **Form S-4**
> **Filed December 28, 2009**
> **File No. 333-163192**

Dear Mr. Biglari:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1.　　We note your response to our prior comment 5 and that you indicate on the cover page that the Western Sizzlin common stock will be converted into the right to receive an approximate $8.07 pro rata portion of the debentures per share. Please clarify any situation where the compensation per share may fluctuate.

Summary, page 1

2.   We note your response to comment 8 of our letter dated December 17, 2009. Please provide the information required by Items 3(f) and (g) of Form S-4. If you believe any value required by Items 3(f) and (g) of Form S-4 cannot be calculated, please explain.

Position of the Schedule 13E-3 Filing Persons, page 7

3.   Please revise the last sentence in the first paragraph to clarify that the filing persons are required to make a fairness determination as to *unaffiliated* security holders.

Restrictions on Solicitations of Other Offers, page 8

4.   We note your response to comment 12 and we reissue it. Please disclose whether Western Sizzlin solicited or received other indications of interest or offers during the "go-shop" period.

Form of Debenture, page 9

5.   We note your disclosure regarding the fact that Steak n Shake may issue the debentures in the form of one or more global debentures to Cede & Co. Please add disclosure explaining how this may impact an individual investor. Add risk factor disclosure, if appropriate.

Negotiation of the Letter of Intent, page 19

6.   We note your disclosure that Duff & Phelps in its draft presentation to the special committee of Steak n Shake discussed the range of Western Sizzlin value per shares as $11.30 to $13.10 per share. Please clarify in your disclosure how the offer was then $8.11 per share.

7.   We note your response to comment 30 of our letter dated December 17, 2009. Please disclose the "certain terms" recommended by B. Riley "that should be included in the response to Steak n Shake's indication of interest" as discussed on page 20.

Recommendation of the Western Sizzlin Special Committee;
Reasons for, and Effects and Fairness of, the Merger, page 28

8.   We note your response to comment 37 of our letter dated December 17, 2009 and
      we reissue the comment. Please disclose how each factor relates to the
      determination that the transaction is fair to the unaffiliated stockholders. Discuss
      how each factor specifically relates to the fairness of the terms of the transaction
      to unaffiliated stockholders.

9.   Please reconcile your disclosure in the fourth bullet point on page 28 regarding
      "the other alternatives reasonably available to Western Sizzlin" with your
      disclosure on page 22 that "neither company's board of directors nor any of the
      other Schedule 13e-3 Filing Persons had considered any specific alternatives to
      the transaction contemplated by the proposed Letter of Intent, other than the
      alternative of not proceeding with the proposed transaction" and your disclosure
      on page 58 that "Prior to the execution of the merger agreement, the Western
      Sizzlin special committee did not expressly consider any specific alternatives to
      the transaction contemplated thereby."

10.   We note your response to comment 41 of our letter dated December 17, 2009, and
      we reissue the comment. You list the opinion of B. Riley on page 29 as a
      "substantive positive factor" considered by the Western Sizzlin special
      committee, and you list the opinion of B. Riley on page 33 as a factor relating to
      the "procedural safeguards" that the Western Sizzlin special committee believes
      ensure the fairness of the merger. You also state on page 27 that "The Schedule
      13e-3 Filing Persons agree with and expressly adopt the analyses and conclusions
      of the Western Sizzlin special committee." In this respect, we note that unless the
      financial advisor's report is adopted, the filing persons will need to provide
      disclosure responsive to Item 1014(b) of Regulation M-A and Instruction 2
      thereto. Please note that revisions in response to this comment may have an
      impact on the issues discussed in comment 43 of our letter dated December 17,
      2009.

Opinion of the Financial Advisor, page 35

11.   We reissue comment 48. If the data underlying any specific analysis was not
      provided to the special committee, please state so in this section and address, in
      the disclosure relating to the fairness determination of any filing person that
      adopted the financial advisor's analyses and the special committee's analysis, the
      effect of not having been provided such data for independent analysis.

Premiums Paid Analysis, page 37

12.   Please clarify whether or not the premiums paid analysis took into account the distribution of Steak n Shake stock to Western Sizzlin shareholders.

Additional Considerations, page 44

13.   We note your response to comment 53 of our letter dated December 17, 2009. Please disclose the portion of Duff & Phelps' fee "payable upon Duff & Phelps' stating to the Special Committee of the Board of Directors of the Company that it is prepared to deliver its Opinion" as discussed on page C-4 or advise.

Selected Historical Consolidated Financial Data of Steak N Shake, page 69

14.   We note your response to comment 16 and we disagree with your analysis. Please provide the requested disclosure.

Management's Discussion and Analysis, page 114

15.   We note your response to our prior comment 17 and reissue the comment in part. Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to statements made in connection with a going-private transaction. Please either remove these references here, and throughout, or make clear, each time you refer to it, that the safe harbor for forward-looking statements does not apply to this filing.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Dana Brown at (202) 551-3859 or Susan Block at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney Advisor

cc: Mark B. Barnes
Fax: (317) 592-4868